UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2025

Commission File Number 000-16050

TAT Technologies Ltd.
(Translation of registrant’s name into English)

5 Hamelacha Street, Netanya 4250540, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-219031, 333-228345, 333-268906 and 333-286702 and Form F-3 File No. 333-286699.

Explanatory Note

On May 28, 2025, TAT Technologies Ltd. (the “Company”) issued a press release announcing a proposed underwritten public offering of 4,150,000 of its ordinary shares. The Company is offering 1,625,000 ordinary shares and FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership (the “Selling Shareholders”) are offering a total of 2,525,000 ordinary shares as Selling Shareholders. In connection with the offering, TAT and the Selling Shareholders intend to grant the underwriters an option to purchase up to an additional 242,298 and 380,202 ordinary shares, respectively, at the public offering price less the underwriting discount and commissions. A copy of the press release is furnished as Exhibit 99.1 hereto.

The press release was issued pursuant to, and in accordance with, Rule 134 under the Securities Act of 1933, as amended, and is neither an offer to sell nor a solicitation of an offer to buy ordinary shares or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, ordinary shares or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

The information in this Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

The Company hereby furnishes the following document as exhibit 99.1:

99.1          Company press release, dated May 28, 2025, “TAT Technologies Announces Launch of Public Offering of Ordinary Shares and Secondary Offering by Selling Shareholders.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT Technologies Ltd.

By:	/S/ Ehud Ben-Yair
Name:	Ehud Ben-Yair
Title:	Chief Financial Officer

Date: May 28, 2025